July 13, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	Pershing Square Tontine Holdings, Ltd.

Registration Statement on Form S-1

Filed on June 22, 2020

File No. 333-239342

Ladies and Gentlemen:

On behalf of Pershing Square Tontine Holdings, Ltd., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated July 9, 2020 with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, which has been revised to address various of the Staff’s comments. Amendment No. 1 to the Registration Statement was an “exhibits only” amendment filed by the Company on July 6, 2020.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For the Staff’s convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Securities and Exchange Commission

July 13, 2020

Cover Page

1.	Staff’s comment: Please disclose the exercise price of the director warrants here and in other places where you describe their terms.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Cover Page and pages 12, 16, 29, 71, 80, 101, 111, 115, 154, 174 and F-14 of the Registration Statement to reflect the exercise price of the Director Warrants.

Our Company, page 3

2.

Staff’s comment: We note your disclosure regarding the compound annual rate of return and cumulative total return of Pershing Square, L.P. and the Justice Holdings, Ltd. investment. Please balance this disclosure as appropriate to include PSCM funds or investments that have not generated similar returns.

Response: The Company respectfully acknowledges the Staff’s comment, and the Company has revised pages 3 and 4 of the Registration Statement to balance its disclosure by reference to the performance of the three other additional investment funds and six co-investment vehicles managed historically by Pershing Square. With respect to Justice Holdings, Ltd., the Company respectfully advises the Staff that it believes the disclosure of Pershing Square’s investment in Justice Holdings, Ltd. is appropriate because Pershing Square was a co-sponsor of Justice Holdings, Ltd., which was a significant SPAC that raised $1.5 billion in its initial offering and is the only special purpose acquisition company that Pershing Square has sponsored or co-sponsored in its history prior to the formation of the Company. The Company has clarified its disclosure on pages 4 and 103 of the Registration Statement to indicate that Justice Holdings, Ltd. is the only other special purpose acquisition company that Pershing Square has sponsored or co-sponsored.

Securities and Exchange Commission

July 13, 2020

3.	Staff’s comment: On page 3, please identify the “other sources of equity capital” over which you believe you will have substantial competitive advantages and describe the basis for your belief.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 4 and 103 of the Registration Statement to identify the other sources of equity capital over which the Company believes it will have substantial competitive advantages and describe the basis for the Company’s belief.

4.

Staff’s comment: Please reconcile your disclosures about the size of the equity stake that you intend to acquire in a target. For example, on page 4 you stat that you “believe the price at which [you] can acquire a minority interest in a large, high-quality business is substantially lower than the price—which would generally include a substantial control premium that would be required to obtain a controlling interest in the same company.” However, on page 14 you state that you “anticipate structuring our initial business combination so that the post-transaction company in which our public stockholders own shares will own or acquire 100% of the equity interests or assets of the target business” and that you will only complete a business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 16, 34, 73 and 115 of the Registration Statement to reconcile and clarify the Company’s disclosures about the size of the equity stake the Company intends that the stockholders of the Company will acquire in the post initial business combination entity.

5.

Staff’s comment: Please balance your disclosure on page 4 about the drawbacks of the IPO process by including a discussion of the potential drawbacks of going public through an acquisition with your company. Please also provide the basis for your statement on page 5 that there is substantially less private funding available for “Mature Unicorns.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 6 and 105 of the Registration Statement to discuss the potential drawbacks of going public through an acquisition of the Company and to provide the basis for the Company’s statement that there is substantially less private funding available for “Mature Unicorns.”

Securities and Exchange Commission

July 13, 2020

6.

Staff’s comment: Please revise throughout to describe the impact that the sponsor and director warrants may have on an initial business combination, such as the acquisition and ownership structures, including the effect on public holders. Additionally, in an appropriate place in the prospectus, please provide illustrative examples of the dilutive impact of the sponsor and director warrants based on different transaction sizes and equity ownership stakes.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 16, 115 and 116 of the Registration Statement to describe the impact that the Sponsor and Director Warrants may have on an initial business combination, and provide illustrative examples of the dilutive impact of the Sponsor and Director warrants based on different transaction sizes and equity ownership stakes.

Securities and Exchange Commission

July 13, 2020

Risk Factors, page 41

7.

Staff’s comment: Please revise the risk factors on pages 45, 68 and 70 to disclose the percentage of public shareholders that would need to vote in favor of the transaction or amendment respectively if all forward purchase securities have been purchased at the time of the vote.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 50, 75 and 77 of the Registration Statement to disclose the percentage of public shareholders that would need to vote in favor of the transaction or amendment respectively if all forward purchase securities have been purchased at the time of the vote.

The forward purchasers have a right to purchase…, page 44

8.	Staff’s comment: Please address the fact that you and the forward purchasers may increase the number of additional forward purchase units at any time prior to an initial business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 49 of the Registration Statement to disclose that the forward purchasers and the Company may agree to increase the number of additional forward purchase units at any time prior to an initial business combination.

Securities and Exchange Commission

July 13, 2020

We may amend the terms of the redeemable warrants and forward purchase warrants…, page 70

9.

Staff’s comment: We note that you may amend the terms of the warrants with the approval of the holders of 65% of outstanding public and forward purchase warrants voting together as a single class. Please revise this risk to highlight that forward purchasers will control the outcome of any vote of warrant holders without approval of any public warrant holders if the forward purchasers purchase all of the committed and additional units before the Tontine warrants are distributed. Because the forward purchase units contain 1/3 of a warrant instead of 1/9 of a warrant, we understand the forward purchasers will own and control 50,000,000 warrants as compared to the public warrant holders who will own and control 16,666,666 warrants, or 75% of all of the outstanding warrants taken together as a single class.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that Section 9.9 of the Form of Warrant Agreement provides that, in the event that the forward purchase units are purchased prior to the initial business combination and a vote is held to amend the terms of the warrants, the forward purchase warrants shall not be entitled to vote on such matter (except with respect to certain provisions of the Form of Warrant Agreement relating solely to the transfer of forward purchase securities). The Company has revised the Cover Page and pages 11, 26, 27, 74, 78, 89, 100, 110, 152, 163, 172, and F-14 of the Registration Statement to reflect this change.

Conflicts of Interest, page 131

10.

Staff’s comment: We note your disclosure that your sponsor and affiliates manage or advise several funds which may compete with you for acquisition opportunities and which may preclude you from procuring such opportunities. Please provide additional disclosure about when you would be precluded from pursuing an opportunity suitable for both you and a fund managed by your sponsor or affiliates. Please also elaborate upon the reason(s) that you do not believe that fiduciary duties or contractual obligations of your officers arising in the future would materially undermine your ability to complete a business combination. Finally, please provide more detailed disclosure about how each member of your management and investment teams will allocate his or her time between your business and unrelated business activities.

Securities and Exchange Commission

July 13, 2020

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 143 and 144 of the Registration Statement to correct and reconcile the Company’s disclosure with other disclosures in the Registration Statement to clarify that the Company does not believe Pershing Square’s other activities present significant conflicts of interest with respect to the Company’s pursuit of an acquisition target. The Company has also revised page 144 of the Registration Statement to provide more detailed disclosure about how the Company’s management and investment teams will allocate their time between the Company’s business and unrelated business activities.

Principal Stockholders, page 135

11.

Staff’s comment: Please include in the table the forward purchasers and all forward purchase shares they have a right to acquire within 60 days. We understand that the forward purchasers may elect to purchase all of the committed and additional forward purchase units at any time before and up to the initial business combination. Please also identify the natural person or persons who exercise voting and dispositive control over the shares beneficially owned by the forward purchasers and the sponsor.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 147 of the Registration Statement to include in the table the forward purchasers and all forward purchase shares the forward purchasers have a right to acquire within 60 days. The Company has also revised Footnote 4 to the table to identify the natural person who exercises voting and dispositive control over the shares beneficially owned by the forward purchasers and the sponsor.

Certain Relationships and Related Party Transactions, page 138

12.

Staff’s comment: Please disclose whether you believe the price and terms of the sponsor and director warrants are as favorable to the company as you would expect to negotiate with an unaffiliated third party.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 153 and 174 of the Registration Statement to disclose the Company’s view with respect to the price and terms of the Sponsor and Director Warrants.

Sponsor Warrant, page 155

13.

Staff’s comment: Please revise to discuss in reasonable detail the material assumptions, methodologies and procedures you used to determine the purchase price of the sponsor warrant. Without limitation, please address how you considered the variables below, and disclose whether you plan to make future adjustments to the terms of the sponsor warrant in response to these or other items:

Securities and Exchange Commission

July 13, 2020

•	The extent to which shares of Class A common stock are redeemed and forward purchase securities have been purchased at the time of the initial business combination.

•	The size of the target company you acquire and the size of your interest in the post-transaction company.

•	The target company’s valuation and unique financial, operational and industry characteristics.

•

Characteristics of the warrant, including when it will become exercisable after the business combination, when the restrictions on the transfer of the warrant and underlying common stock will expire, registration rights, and duration of the warrant.

•	The structure, type and amount of consideration and other terms of the initial business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 172, 173 and 174 of the Registration Statement to describe in reasonable detail the material assumptions, methodologies and procedures the Company used to determine the purchase price of the Sponsor Warrant.

Report of Independent Registered Public Accounting Firm, page F-2

14.

Staff’s comment: We note that your auditors dual dated their audit report with respect to Note 6 to the financial statements. We further note that there were several changes to several notes to the financial statements to reflect changes to your offering. Given the number of changes throughout the financial statement footnotes, tell us how your auditor determined it would only be necessary to update their opinion with respect to Note 6.

Response: The Company respectfully acknowledges the Staff’s comment relating to the opinion of the Company’s independent registered public accounting firm. The Company’s auditors advised that the forward purchase agreements disclosed in Note 6 were executed on June 21, 2020 and were therefore subject to auditing procedures that were completed on June 22, 2020. Changes reported elsewhere in the Company’s financial statements relate to terms of transactions that are not yet contractual and therefore subject to change until the Company’s IPO is finalized. Accordingly, the Company’s auditors determined that it would be appropriate to dual date their opinion only for the information disclosed in Note 6, which required the application of additional audit procedures. Notwithstanding the previous report dates, the Company’s auditors further advised that given the number of developments that have occurred between the original issuance date of their opinion and the date of this filing, that the opinion would be brought forward to the filing date of July 13, 2020.

Securities and Exchange Commission

July 13, 2020

We believe that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact me at 212-504-6780 or Stephen Fraidin at 212-504-6600 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Gregory P. Patti, Jr.

Via-E-mail:

cc:	Steve Milankov, General Counsel & Corporate Secretary,

Pershing Square Tontine Holdings, Ltd.

Stephen Fraidin, Cadwalader, Wickersham & Taft LLP